March 30, 2011

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Autorité des marché financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador

Fronteer Gold Inc. – Report on Voting Results
Special Meeting of Securityholders held on March 30, 2011

     In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the special meeting (the "Meeting") of the holders of common shares (the "Shareholders") and to the holders of options to acquire common shares (the "Optionholders") of Fronteer Gold Inc. (the "Corporation") held on March 30, 2011 in Toronto, Ontario.

The matters voted upon at the Meeting and the results of voting were as follows:

Item 1:	Approval of the Arrangement Resolution

According to proxies received and a vote conducted by ballot, a special resolution approving an arrangement involving Newmont Mining Corporation, the Corporation and Pilot Gold Inc. pursuant to section 182 of the Business Corporations Act (Ontario), the full details of which are set forth in the Management Information Circular dated March 2, 2011 (the "Circular"), was adopted. Shareholders and Optionholders present in person or represented by proxy at the Meeting voted as follows:

	Total Votes	Percentage of Votes Cast
Votes For:	94,678,131	99.71%
Votes Against:	272,049	0.29%

Item 2:	Approval of the Pilot Gold Stock Option Plan

According to proxies received and a vote conducted by ballot, the resolution set forth in the Circular to approve the Pilot Gold Option Plan (as defined in the Circular), was adopted. Shareholders present in person or represented by proxy at the Meeting voted as follows:

	Total Votes	Percentage of Votes Cast
Votes For:	84,740,509	98.49%
Votes Against:	1,300,337	1.51%

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DATED this 30th day of March, 2011.

FRONTEER GOLD INC.

by	(Signed) Sean Tetzlaff
Name: Sean Tetzlaff
Title: Chief Financial Officer, Vice
President, Finance and Corporate
Secretary